CONFIDENTIAL TREATMENT REQUESTED

BY MULESOFT, INC.: MULE-0002

February 14, 2017

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Katherine Wray Ji Shin Frank Knapp Kathleen Collins

Re:	MuleSoft, Inc. Draft Registration Statement on Form S-1 CIK No. 0001374684

Ladies and Gentlemen:

On behalf of our client, MuleSoft, Inc. (the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1, confidentially submitted to the Commission on November 18, 2016 and as revised on December 22, 2016 and January 25, 2017 (the “Registration Statement”).

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

Securities and Exchange Commission February 14, 2017 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY MULESOFT, INC.: MULE-0002

The Company supplementally advises the Staff that, on February 8, 2017, representatives of Goldman, Sachs & Co. and J.P. Morgan Securities LLC, the lead underwriters for the Company’s initial public offering, on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $[***] to $[***] per share (the “Preliminary Price Range”).

The Company advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters. This valuation process is expected to occur shortly before the printing of the preliminary prospectus for the commencement of the roadshow for the Company’s initial public offering. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including then-current market conditions and subsequent business, market and other developments affecting the Company. Upon completion of this valuation process with the underwriters, the Company anticipates that it will narrow the indicative price range and confirms that it will not be greater than the range permitted by C&DI 134.04. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to the distribution of any preliminary prospectuses to potential investors.

In a letter to the Staff dated December 22, 2016, we provided a breakdown of all stock options granted from January 1, 2015 through September 30, 2016, including the exercise price per share determined by the Company’s Board of Directors (the “Board”) and the deemed fair value of the underlying common stock per share, in response to Comment 18 contained in the Staff’s letter dated December 15, 2016. We supplementally advise the Staff that the Board granted stock options and restricted stock units, or RSUs, during the period from October 1, 2016 through the date hereof as summarized below:

Grant Date	Number of Options Granted	Number of RSUs Granted	Exercise Price Per Share Determined by the Board ($)	Deemed Fair Value of Common Stock Per Share ($)
November 2, 2016	1,417,635	—	9.80	11.10
December 6, 2016	347,296	—	11.10	11.76
December 26, 2016	122,660	—	11.76	11.76
February 8, 2017	532,746	42,312	[***]	[***]

At the time of each of these grants in the fourth quarter of 2016 and the first quarter of 2017, the Board carefully considered all relevant information available to it, including the most recent valuation report of its third-party independent valuation firm (the “Valuation Report”). The fair market value of the Company’s common stock, as determined by the Board on February 8, 2017, is $[***] per share, which is [***] the midpoint of the Preliminary Price Range.

In addition, the Preliminary Price Range was determined subsequent to the date of the latest Valuation Report, which was as of December 31, 2016, and took into account the recent performance and valuations of companies that the lead underwriters expect will be viewed as comparable to the Company, as well as the recent performance of successful initial public offerings of companies outside of the

Securities and Exchange Commission February 14, 2017 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY MULESOFT, INC.: MULE-0002

Company’s line of business that the lead underwriters felt may potentially be viewed by investors as comparable.

* * * * *

Securities and Exchange Commission February 14, 2017 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY MULESOFT, INC.: MULE-0002

Please direct any questions regarding the Company’s responses to me at (650) 565-3969 or javina@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Jon C. Avina

Jon C. Avina

cc:	Greg Schott, MuleSoft, Inc.

Rob Horton, MuleSoft, Inc.

Matt Langdon, MuleSoft, Inc.

Richard A. Kline, Goodwin Procter LLP

Anthony J. McCusker, Goodwin Procter LLP

Andrew T. Hill, Goodwin Procter LLP